May 1, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:           Western Asset Mortgage Capital Corporation;
Amendment No. 9 to Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), we are writing to respond to the recent oral comments of the staff of the Commission with respect to the above-referenced Registration Statement Amendment (as so amended, the “Registration Statement”) relating to the Company’s proposed initial public offering of its common stock (the “IPO”)

1.             During our teleconference on April 20, 2012, you asked the Company to confirm that each of the investment vehicles managed by Western Asset Management Company (the “Company Manager”) and discussed under the heading “Summary—Conflicts of interest—Other clients of our Manager” in the Registration Statement invests its client’s funds in the investment vehicle’s target assets when such funds are received by the investment vehicle. The Company has advised us that each of these investment vehicles operate in this manner.

2.             As discussed in our teleconference, below please find a discussion of (a) the terms of the offering of Units described under the heading “Summary— Concurrent private placements— Concurrent private placement to certain institutional accredited investors” in the Registration Statement (the “Institutional Private Placement”) and (b) an analysis of the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) for the Institutional Private Placement.  In the Institutional Private Placement, the Company and its placement agent, Deutsche Bank Securities Inc. (the “Placement Agent”) offered a limited number of institutional investors the opportunity to invest in the Company’s Units, each consisting of (a) one share of the Company’s common stock, and (b) a warrant to purchase 0.5 of a share of the Company’s common stock (the “Units”).  Instead of offering shares of common stock, the Company offered to sell Units, each consisting of common stock and a common stock warrant, in the Institutional Private Placement.  The Company and the Placement Agent were the only parties that solicited subscriptions to purchase Units in the Institutional Private Placement.  Each of the Company and Placement Agent offered the Units in compliance with their respective internal procedures for conducting private placements to institutional investors.  Therefore, the Company and the Placement Agent did not engage in any means of general solicitation in connection with the Institutional Private Placement.  Furthermore, each the Company and the Placement Agent only offered the Units to institutional investors that qualify as (a) “qualified institutional buyers”, as such term is defined in Rule 144A under the Securities Act (“QIBs”), and (b) institutional “accredited investors”, as such term is defined in paragraphs (1), (2), (3) or (7) of Rule 501(a) of Regulation D under the Securities Act (“IAIs”) (collectively, the “Institutional Offerees”).  In addition, each of the Institutional Offerees was either (i) a long-standing asset management client of the Company Manager or (ii) a pre-existing investor client of the Placement Agent.  Each Institutional Offeree that has agreed to buy any Units has represented in its Unit Purchase Agreement that (1) it was not solicited by the Registration Statement and (2) it has a pre-existing business relationship with the Company or the Placement Agent.  Finally, each of the Institutional Investors made a contractual commitment to buy the Units on or before April 27, 2012.  The Company and its agents, including any underwriters of the IPO, only commenced the marketing of the IPO on April 30, 2012 and have not conducted any marketing of the IPO prior to this date.

The Company respectfully advises the Staff that it has structured the Institutional Private Placement in compliance with the safe harbor provided by Rule 506 of Regulation D under the Securities Act and in a manner consistent with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release No. 33-8828”), as subsequently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 the “CDI”).  Therefore, the Company believes that, in accordance with the Regulation D, Interpretive Guidance and the CD&I, the Institutional Private Placement should not be integrated with the proposed IPO.

Release No. 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release No. 33-8828 provides that:

The determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort (emphasis added), then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release No. 33-8828, pp. 54-56.

The interpretive guidance provided in Release No. 33-8828 was subsequently confirmed by the staff in the CDI, which made it clear that such guidance applies to private placements under Rule 506 of Regulation D as well as private placements under Section 4(2) under the Securities Act. In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under the Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance.  (In the case of the Institutional Private Placement, the Institutional Offerees were in fact limited to QIBs.)

Based on the guidance set forth in Release No. 33-8828 and the CDI, the Company believes that the Rule 506 exemption from registration under the Securities Act is available for the Institutional Private Placement. The Units sold in the Institutional Private Placement were not offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. As described above, the Company or the Placement Agent, as applicable, has a substantive, pre-existing relationship with each Institutional Offeree.  Each of the Institutional Offerees were directly contacted by the Company or the Placement Agent prior to and outside of any public offering effort for the IPO.  It is through the Company or the Placement Agent’s substantive, pre-existing relationships with the Institutional Offerees, and not through the Registration Statement, that each investor in the Institutional Private Placement became interested in purchasing Units therein.  In addition, each Institutional Offereee that has agreed to buy any Units has represented and warranted to the Company in its Unit Purchase Agreement that (a) it did not independently contact the Company or the Placement Agent as a result of the Registration Statement, and (b) it was not identified or contacted through the marketing of the IPO. In addition, each has made a contractual commitment to buy the Units prior to the commencement of the IPO marketing activities.  Accordingly, neither the Company nor the Placement Agent identified or contacted any of the Institutional Offerees through a general solicitation by means of the Registration Statement or otherwise.  For the reasons set forth above, the Company believes that the Institutional Private Placement is exempt under Rule 506 of Regulation D and should not be integrated with the IPO.

Please contact the undersigned at (212) 735-3202 should you require further information or have any questions.

Very truly yours,

/s/ Yasmeena F. Chaudry
Yasmeena F. Chaudry

cc:                                 Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019